Exhibit 99.1

Sapiens to Announce Third Quarter 2017 Financial Results on

November 9, 2017

Holon, Israel – October 18, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that it will report its financial results for the third quarter that ended on September 30, 2017 on Thursday, November 9, 2017.

Management will host a conference call and webcast on November 9 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-668-9141; International: +972-3-918-0609; UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at:

http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until November 19, 2017, as follows:

North America: 1-888-295-2634; International: +972-3-925-5927

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. We offer integrated core software solutions and business services, and a full digital suite for the property and casualty/general insurance; life, pension and annuities; and reinsurance markets. Sapiens also services the workers’ compensation and financial and compliance markets.

Our portfolio includes policy administration, billing and claims; underwriting, illustration and electronic application; reinsurance and decision management software. Sapiens’ digital platform features customer and agent portals, and a business intelligence platform. With a 30-year track record of delivering to more than 400 organizations, Sapiens’ team of over 2,500 operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact:
Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Phone: +972-3-790-2026

U.S. Mobile: +1-201-250-9414

Email: yaffa.cohen-ifrah@sapiens.com